Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Nine Months Ended September 30, 2007		2006		2005		2004		2003		2002
Fixed Charges:
Interest expense (1)	$27,927		$34,791		$38,465		$43,647		$30,715		$23,939
Capitalized interest	402		917		136		173		241		455
Dividend requirement on Series B Preferred Stock (2)	5,777		8,173		9,114		9,797		10,072		10,331
Interest component of rental expense (3)	5,538		7,384		7,733		6,590		8,976		8,974

Fixed Charges	$39,644		$51,265		$55,448		$60,207		$50,004		$43,699

Earnings:
Income from continuing operations before taxes	$189,391		$392,309		$352,356		$248,775		$205,982		$162,284
Loss (Income) from equity-method investment (4)	2,699		(52,599)		(16,061)		(18,253)		(20,718)		(18,188)

	192,090		339,710		336,295		230,522		185,264		144,096
Fixed Charges	39,644		51,265		55,448		60,207		50,004		43,699
Capitalized interest	(402)		(917)		(136)		(173)		(241)		(455)
Preferred dividend requirements (5)	(5,777)		(8,173)		(9,114)		(9,797)		(10,072)		(10,331)

	$225,555		$381,885		$382,493		$280,759		$224,955		$177,009

Ratio	5.7	x	7.4	x	6.9	x	4.7	x	4.5	x	4.1	x

(1)	Includes amortization of debt issuance costs classified in miscellaneous, net for periods prior to 2007.

(2)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by Con-way’s Retirement Savings Plan.

(3)	Estimate of the interest portion of lease payments.

(4)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s membership interest in its equity-method investment. In the first nine months of 2007, operating income included a $2.7 million first-quarter loss for the write-off of a receivable related to such sale.

(5)	Preferred stock dividend requirements included in Fixed Charges but not deducted in the determination of income from continuing operations before income taxes.